UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               February 12, 1997
                    (Date of Event which Requires Filing of
                                this Statement)


                     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].


                     Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |      Kiewit Telecom Holdings Inc.                                  |
|    |      (formerly known as RCN Corporation)                           |
|    |                                                                    |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761                                              |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 41.8% of Common Stock; 65.5% of Class B Common Stock               |
|    | (see Item 5)                                                       |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.        Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

               "The person filing this statement changed its name to Kiewit Telecom Holdings Inc. ("Kiewit Telecom") in February 1997. Kiewit Telecom was formerly known as RCN Corporation. All references to "RCN" or "RCN Corporation" in previous filings should be construed as references to Kiewit Telecom."

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On February 12, 1997, the Board of Directors of the Company approved a plan to separate its operations along business lines into three separate, publicly traded companies.

               Under the plan, the Company's operations will be separated into three independent companies: (i) a newly formed company named RCN Corporation ("RCN Corp."), which will consist of RCN Telecom Services, which provides competitive video and telecommunications services in Boston and New York, the Company's New York, New Jersey and Pennsylvania cable television operations, and the investment in Megacable S.A. de C.V.; (ii) C-TEC Corporation, which will be renamed CTCo and will consist of the Company's local telephone operations and related engineering business; and (iii) C-TEC Cable Systems of Michigan, Inc. ("C-TEC Michigan") which will consist of the Company's classic cable television operations in Michigan, including its 61.92% interest in Mercom, Inc.

               Under the plan, the Company will spin-off to its common equity holders the stock of RCN Corp. and the stock of C-TEC Michigan. It is anticipated that the spin-offs will occur by year-end. The spin-offs are, however, subject to the receipt of a private letter ruling from the IRS regarding the tax-free nature of the spin-offs, the receipt of other regulatory approvals and certain other conditions. Kiewit Telecom anticipates that prior to the spin-offs it will convert a portion of the shares of Class B Stock it owns into an equal number of shares of Common Stock in order to reduce its percentage of the total votes entitled to be cast by all
outstanding Class B Stock and Common Stock to below 50%.   There can be no
assurances that any transaction will take place."

Item 5.        Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) Kiewit Telecom beneficially owns 8,226,262 shares of Common Stock, representing 41.8% of the Common Stock outstanding on December 31, 1996, and 5,094,223 shares of Class B Stock, representing 65.5% of the Class B Stock outstanding on December 31, 1996 (collectively, the "Company Shares"). Common Stock has one vote per share and the Class B Stock has 15 votes per share, and consequently, the Company Shares are entitled to cast 84,639,607 (62.1%) of the 136,332,749 total votes of all outstanding shares of Common Stock and Class B Stock on December 31, 1996.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 5,094,223 shares of Class B Stock owned by Kiewit Telecom (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 13,320,485 shares of Common Stock representing 53.7% of the 24,792,787 shares of Common Stock then outstanding.

               Kiewit Telecom owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of Kiewit Telecom, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

               David McCourt is the beneficial owner of 8,636 shares of Common Stock and 6,000 shares of Class B Stock representing less than .1% of the 19,698,554 shares of Common Stock and 7,775,613 shares of Class B Stock, respectively, outstanding on December 31, 1996.(1) Mr. McCourt has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares. Mr. McCourt disclaims beneficial ownership of 225 shares of Common Stock beneficially owned by his wife.

_____________
(1) Does not include 13,308 shares of Common Stock issued to Mr. McCourt as a matching contribution under the C-TEC Executive Stock Purchase Plan. Such shares are unvested and subject to forfeiture. Mr. McCourt has sole power to vote such shares.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best knowledge of the Kiewit Companies, any persons named in Schedule A or B hereto owns beneficially any shares of Common Stock or Class B Stock.

               (c) No transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(2)

               (d)  Inapplicable.

               (e)  Inapplicable."

______________
(2) Excludes purchases of Common Stock by the Plan Administrator of the C-TEC Employee Stock Purchase Plan on behalf of David McCourt and excludes shares issued to Mr. McCourt as a matching contribution under the C-TEC Executive Stock Plan.



                                  SIGNATURES
                                  ----------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 20, 1997

                                       KIEWIT TELECOM HOLDINGS INC.


                                       By: /s/ Matthew J. Johnson
                                           ----------------------
                                           Name:  Matthew J. Johnson
                                           Title: Vice President